Exhibit 99.2

FORM OF PRE-FUNDED WARRANT TO PURCHASE COMMON SHARES

Number of Common Shares: [            ]
(subject to adjustment)

Warrant No.	Original Issue Date: [ ], 2026

SATELLOS BIOSCIENCE INC.

Satellos Bioscience Inc., a corporation organized under the Canada Business Corporations Act (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [    ] or its permitted registered assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to a total of [    ] common shares in the capital of the Company (the “Common Shares”; each such purchased share, a “Pre-Funded Warrant Share” and all such shares, the “Pre-Funded Warrant Shares”) at an exercise price per share equal to CAD$0.00001 per share (as adjusted from time to time as provided in Section 9 herein, the “Exercise Price”), upon surrender of this Pre-Funded Warrant to Purchase Common Shares (including any Pre-Funded Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the “Pre-Funded Warrant”) at any time and from time to time on or after the date hereof (the “Original Issue Date”), subject to the following terms and conditions:

1. Definitions. For purposes of this Pre-Funded Warrant, the following terms shall have the following meanings:

(a) “Affiliate means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediates, controls, is controlled by or is under common control with such Person.

(b) “Attribution Parties” means, collectively, the following Persons and entities: (i) any direct or indirect Affiliates of the Holder, (ii) any Person acting or who could be deemed to be acting as a Section 13(d) “group” together with the Holder or any Attribution Parties and (iii) any other Persons whose beneficial ownership of the Company’s Common Shares would or could be aggregated with the Holder’s and/or any other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act or who is “acting jointly or in concert” with the Holder, as such term is described in National Instrument 62-104 — Take Over Bids and Issuer Bids. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage (as defined below).

(c) “Closing Sale Price” means, for any security as of any date, the last trade price for such security on the Principal Trading Market for such security, as reported by Bloomberg Financial Markets, or, if such Principal Trading Market begins to operate on an extended hours basis and does not designate the last trade price, then the last trade price of such security prior to 4:00 P.M., New York City time, as reported by Bloomberg Financial Markets, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg Financial Markets. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then the board of directors of the Company shall use its good faith judgment to determine the fair market value. The board of directors’ determination shall be binding upon all parties absent demonstrable error. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(d) “Commission” means the U.S. Securities and Exchange Commission.

(e) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

(f) “Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

(g) “Principal Trading Market” means the national securities exchange or other trading market on which the Common Shares are primarily listed on and quoted for trading, which, as of the Original Issue Date, shall be The Nasdaq Global Market.

(h) “Recognized Exchange” means (i) the Toronto Stock Exchange, (ii) the TSX Venture Exchange, (iii) the Nasdaq Stock Market, (iv) the New York Stock Exchange, (v) the Canadian Securities Exchange or (vi) any equity market based in North America having listing standards similar to those of the Toronto Stock Exchange, as determined by the directors of the Company in their sole discretion.

(i) “Registration Statement” means the Company’s Registration Statement on Form F-10 (File No. 333-[ ]),which became effective on [ ], 2026.

(j) “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(k) “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, for the Principal Trading Market with respect to the Common Stock that is in effect on the date of delivery of an applicable Exercise Notice, which as of the Original Issue Date was “T+1.”

(l) “Trading Day” means any weekday on which the Principal Trading Market is normally open for trading.

(m) “Transfer Agent” means Computershare Investor Services Inc., the Company’s transfer agent and registrar for the Common Shares, and any successor appointed in such capacity.

2. Issuance of Securities; Registration of Pre-Funded Warrants. This Pre-Funded Warrant, as initially issued by the Company, is offered and sold pursuant to the Registration Statement and has been qualified by a prospectus under the laws of each of the provinces of British Columbia, Alberta and Ontario. As of the Original Issue Date, the Pre-Funded Warrant Shares are issuable under the Registration Statement. Accordingly, the Pre-Funded Warrant and, assuming issuance pursuant to the Registration Statement or an exchange meeting the requirements of Section 3(a)(9) of the Securities Act, the Pre-Funded Warrant Shares are not “restricted securities” under Rule 144 promulgated under the Securities Act as in effect on the Original Issue Date. The Pre-Funded Warrant Shares, on their issuance, will not be subject to a “restricted period” or a “seasoning period” as such terms are used in National Instrument 45-102 – Resale of Securities. The Company shall register ownership of this Pre-Funded Warrant, upon records to be maintained by the Company for that purpose (the “Pre-Funded Warrant Register”), in the name of the record Holder (which shall include the initial Holder or, as the case may be, any assignee to which this Pre-Funded Warrant is permissibly assigned hereunder) from time to time. The Company may deem and treat the registered Holder of this Pre-Funded Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3. Registration of Transfers. Subject to compliance with all applicable securities laws, the Company shall, or will cause its Transfer Agent to, register the transfer of all or any portion of this Pre-Funded Warrant in the Pre-Funded Warrant Register, upon surrender of this Pre-Funded Warrant, and payment of all applicable transfer taxes (if any). Upon any such registration or transfer, a new warrant to purchase Common Shares in substantially the form of this Pre-Funded Warrant (any such new warrant, a “New Pre-Funded Warrant”) evidencing the portion of this Pre-Funded Warrant so transferred shall be issued to the transferee, and a New Pre-Funded Warrant evidencing the remaining portion of this Pre-Funded Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Pre-Funded Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the New Pre-Funded Warrant that the Holder has in respect of this Pre-Funded Warrant. The Company shall, or will cause its Transfer Agent to, prepare, issue and deliver at the Company’s own expense any New Pre-Funded Warrant under this Section 3. Until due presentment for registration of transfer, the Company may treat the registered Holder hereof as the owner and holder for all purposes, and the Company shall not be affected by any notice to the contrary.

4. Exercise of Pre-Funded Warrants.

(a) All or any part of this Pre-Funded Warrant shall be exercisable by the registered Holder in any manner permitted by this Pre-Funded Warrant (including Section 11) at any time and from time to time on or after the Original Issue Date, and such rights shall not expire until exercised in full.

(b) The Holder may exercise this Pre-Funded Warrant by delivering to the Company (i) an exercise notice, in the form attached as Schedule 1 hereto (the “Exercise Notice”), completed and duly signed, and (ii) payment of the Exercise Price for the number of Pre-Funded Warrant Shares as to which this Pre-Funded Warrant is being exercised (which may take the form of a “cashless exercise” if so indicated in the Exercise Notice pursuant to Section 10 below), and the date on which the last of such items is delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” The Holder shall not be required to deliver the original Pre-Funded Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Pre-Funded Warrant and issuance of a New Pre-Funded Warrant evidencing the right to purchase the remaining number of Pre-Funded Warrant Shares, if any.

(c) The aggregate exercise price of this Pre-Funded Warrant, except for the Exercise Price, was pre-funded to the Company on or before the Original Issue Date, and consequently no additional consideration other than the Exercise Price) shall be required by to be paid by the Holder to effect any exercise of this Pre-Funded Warrant. The Holder shall not be entitled to the return or refund of all, or any portion, of such pre-funded exercise price under any circumstance or for any reason whatsoever.

(d) The Holder and any assignee, by acceptance of this Pre-Funded Warrant, acknowledge and agree that, by reason of the provisions of this section, following the purchase of a portion of the Pre-Funded Warrant Shares hereunder, the number of Pre-Funded Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

5. Delivery of Pre-Funded Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than the number of Trading Days comprising the Standard Settlement Period following the Exercise Date), upon the request of the Holder, cause the Transfer Agent to credit such aggregate number of Common Shares specified by the Holder in the Exercise Notice and to which the Holder is entitled pursuant to such exercise to (i) the Holder’s or its designee’s balance account with The Depository Trust Company (“DTC”) through its Deposit Withdrawal At Custodian system or (ii) in book-entry form via a direct registration system (“DRS”) maintained by or on behalf of the Transfer Agent or if the Transfer Agent is then a participant in the DTC Fast Automated Securities Transfer Program (the “FAST Program”) and either (A) there is an effective registration statement permitting the issuance of the Pre-Funded Warrant Shares to or the resale of such Pre-Funded Warrant Shares by the Holder or (B) the Pre-Funded Warrant Shares resulting from such exercise are eligible for resale by the Holder without volume or manner-of-sale restrictions pursuant to Rule 144 promulgated under the Securities Act (assuming cashless exercise of this Pre-Funded Warrant). If the Transfer Agent is not a member of the FAST Program or if (A) and (B) above are not true, the Transfer Agent will either (i) record the Pre-Funded Warrant Shares resulting from such exercise in the name of the Holder or its designee on the certificates reflecting such Pre-Funded Warrant Shares with an appropriate legend regarding restriction on transferability, which shall be issued and dispatched by overnight courier to the address as specified in the Exercise Notice, and on the Company’s share register or (ii) issue such Pre-Funded Warrant Shares in restricted book-entry form in the Company’s share register. The Holder, or any Person so designated by the Holder to receive Pre-Funded Warrant Shares, shall be deemed to have become the holder of record of such Pre-Funded Warrant Shares as of the Exercise Date, irrespective of the date such Pre-Funded Warrant Shares are credited to the Holder’s DTC account, the date of the book entry positions or the date of delivery of the certificates evidencing such Pre-Funded Warrant Shares, as the case may be.

(b) In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to deliver to the Holder or its designee the Pre-Funded Warrant Shares resulting from such exercise in the manner required pursuant to Section 5(a) within the Standard Settlement Period following the Exercise Date (other than a failure caused by incorrect or incomplete information provided by Holder to the Company) and the Holder or the Holder’s broker on its behalf purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”) but did not receive within the Standard Settlement Period, then the Company shall, within two Trading Days after the Holder’s request and in the Holder’s sole discretion, promptly honor its obligation to deliver to the Holder or its designee such Pre-Funded Warrant Shares pursuant to Section 5(a) and pay cash to the Holder in an amount equal to the excess (if any) of the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased in the Buy-In, less the product of (A) the number of Common Shares purchased in the Buy-In, times (B) the Closing Sale Price of the Common Shares on the Exercise Date. The Holder shall provide the Company written notice promptly after the occurrence of a Buy-In, indicating the amounts payable to the Holder in respect of the Buy-In together with applicable confirmations and other evidence reasonably requested by the Company.

(c) To the extent permitted by law and subject to Section 5(b), the Company’s obligations to issue and deliver Pre-Funded Warrant Shares in accordance with and subject to the terms hereof (including the limitations set forth in Section 11 below) are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Pre-Funded Warrant Shares. Subject to Section 5(b), nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Pre-Funded Warrant Shares; provided, however, that the Holder shall not be entitled to both (i) require the Company to reinstate the portion of the Pre-Funded Warrant and equivalent number of Pre-Funded Warrant Shares for which such exercise was not timely honored and (ii) receive the number of Common Shares that would have been issued if the Company had timely complied with its delivery requirements under Section 5(a)..

6. Charges, Taxes and Expenses. Issuance and delivery of Pre-Funded Warrant Shares upon exercise of this Pre-Funded Warrant shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense (excluding any applicable stamp duties) in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any Pre-Funded Warrant Shares or the Pre-Funded Warrants in a name other than that of the Holder or an Affiliate thereof. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Pre-Funded Warrant or receiving Pre-Funded Warrant Shares upon exercise hereof.

7. Replacement of Pre-Funded Warrant. If this Pre-Funded Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Pre-Funded Warrant, a New Pre-Funded Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, a customary and reasonable contractual indemnity, if requested by the Company. If a New Pre-Funded Warrant is requested as a result of a mutilation of this Pre-Funded Warrant, then the Holder shall deliver such mutilated Pre-Funded Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Pre-Funded Warrant.

8. Reservation of Pre-Funded Warrant Shares. The Company covenants that it will, at all times while this Pre-Funded Warrant is outstanding, reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Shares, solely for the purpose of enabling it to issue Pre-Funded Warrant Shares upon exercise of this Pre-Funded Warrant as herein provided, the number of Pre-Funded Warrant Shares that are initially issuable and deliverable upon the exercise of this entire Pre-Funded Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Pre-Funded Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable. The Company will take all such action as may be reasonably necessary to assure that such Pre-Funded Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Shares may be listed.

9. Certain Adjustments. The Exercise Price and number of Pre-Funded Warrant Shares issuable upon exercise of this Pre-Funded Warrant are subject to adjustment from time to time as set forth in this Section 9.

(a) Stock Dividends and Splits. If the Company, at any time while this Pre-Funded Warrant is outstanding, (i) pays a stock dividend on its Common Shares or otherwise makes a distribution on any class of its shares issued and outstanding on the Original Issue Date and in accordance with the terms of such shares on the Original Issue Date or as amended, that is payable in Common Shares, (ii) subdivides its outstanding Common Shares into a larger number of Common Shares, (iii) combines its outstanding Common Shares into a smaller number of Common Shares or (iv) issues, by reclassification of Common Shares, any shares of capital stock of the Company, then in each such case the Exercise Price shall be multiplied by a fraction, the numerator of which shall be the number of Common Shares outstanding immediately before such event and the denominator of which shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, provided, however, that if such record date shall have been fixed and such dividend is not fully paid on the date fixed therefor, the Exercise Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Exercise Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends. Any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b) Pro Rata Distributions. If, on or after the Original Issue Date, the Company shall declare or make any dividend or other pro rata distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction, but, for the avoidance of doubt, excluding any distribution of Common Shares subject to Section 9(a), any distribution of Purchase Rights (as defined below) subject to Section 9(c) and any Fundamental Transaction (as defined below) subject to Section 9(d)) (a “Distribution”) then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Common Shares acquirable upon complete exercise of this Pre-Funded Warrant (without regard to any limitations or restrictions on exercise of this Pre-Funded Warrant, including without limitation, the Maximum Percentage (as defined below)) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to such extent (and shall not be entitled to beneficial ownership of such Common Shares as a result of such Distribution (and beneficial ownership) to such extent) and, the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

(c) Purchase Rights. If at any time on or after the Original Issue Date, the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property, in each case pro rata to the record holders of any Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Pre-Funded Warrant Shares acquirable upon complete exercise of this Pre-Funded Warrant (without regard to any limitations or restrictions on exercise of this Pre-Funded Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issuance or sale of such Purchase Rights (provided, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (and shall not be entitled to beneficial ownership of such Common Shares as a result of such Purchase Right (and beneficial ownership) to such extent), and at the Holder’s election, in its sole discretion, either (1) such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right to be held similarly in abeyance) to the same extent as if there had been no such limitation or (2) the Company shall offer the Holder the right upon exercise of such Purchase Right to acquire a security (e.g., a pre-funded warrant) that would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage but will otherwise to the extent possible have economic and other rights, preferences and privileges substantially consistent and on par with the securities or other property issuable upon exercise of the originally offered Purchase Rights. As used in this Section 9(c), (i) “Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities and (ii) “Convertible Securities” mean any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

(d) Fundamental Transactions. If, at any time while this Pre-Funded Warrant is outstanding (i) the Company effects any amalgamation, merger or consolidation of the Company with or into another Person, in which the Company is not the surviving entity or in which the shareholders of the Company immediately prior to such amalgamation, merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such amalgamation, merger or consolidation, (ii) the Company effects any sale to another Person of all or substantially all of its assets in one or a series of related transactions, (iii) pursuant to any take-over bid, tender offer or exchange offer (whether by the Company or another Person), holders of shares of the Company tender shares representing more than 50% of the voting power of the shares of the Company and the Company or such other Person, as applicable, accepts such tender for payment, (iv) the Company consummates a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or arrangement) with another Person whereby such other Person acquires more than the 50% of the voting power of the shares of the Company (except for any such transaction in which the shareholders of the Company immediately prior to such transaction maintain, in substantially the same proportions, the voting power of such Person immediately after the transaction) or (v) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of Common Shares covered by Section 9(a) above) (in any such case, a “Fundamental Transaction”), then following such Fundamental Transaction, the Holder shall have the right to receive, upon exercise of this Pre-Funded Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Pre-Funded Warrant Shares then issuable upon exercise in full of this Pre-Funded Warrant (including any Distributions or Purchase Rights then held in abeyance pursuant to Sections 9(b) or 9(c) above) without regard to any limitations on exercise contained herein (the “Alternate Consideration”). The Company shall not effect any Fundamental Transaction in which the Company is not the surviving entity or the Alternate Consideration includes securities of another Person unless (i) the Alternate Consideration is solely cash and the Company provides for the simultaneous “cashless exercise” of this Pre-Funded Warrant pursuant to Section 10 below or (ii) prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or other Person (including any purchaser of assets of the Company) shall assume the obligation to deliver to the Holder such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Pre-Funded Warrant. The provisions of this paragraph (d) shall similarly apply to subsequent transactions analogous to a Fundamental Transaction type.

(e) Number of Pre-Funded Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to Section 9, the number of Pre-Funded Warrant Shares that may be purchased upon exercise of this Pre-Funded Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Pre-Funded Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

(f) Calculations. All calculations under this Section 9 shall be made to the nearest one-tenth of one cent or the nearest share, as applicable.

(g) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will, at the written request of the Holder, promptly compute such adjustment, in good faith, in accordance with the terms of this Pre-Funded Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Pre-Funded Warrant Shares or other securities issuable upon exercise of this Pre-Funded Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company’s transfer agent.

(h) Notice of Corporate Events. If, while this Pre-Funded Warrant is outstanding, the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Shares, including, without limitation, any granting of rights or warrants to subscribe for or purchase any shares of the Company or any subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice of such transaction at least ten (10) days prior to the applicable record or effective date on which a Person would need to hold Common Shares in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. In addition, if while this Pre-Funded Warrant is outstanding, the Company authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Transaction contemplated by Section 9(d), other than a Fundamental Transaction under clause (iii) of Section 9(d), the Company shall deliver to the Holder a notice of such Fundamental Transaction at least thirty (30) days prior to the date such Fundamental Transaction is consummated. Holder agrees to maintain any information disclosed pursuant to this Section 9(h) in confidence until such information is publicly available, and shall comply with applicable laws with respect to trading in the Company’s securities following receipt of any such information.

10. Payment of Exercise Price. Notwithstanding anything contained herein to the contrary, the Holder may, in its sole discretion, satisfy its obligation to pay the Exercise Price through a “cashless exercise”, in which event the Company shall issue to the Holder the number of Pre-Funded Warrant Shares in an exchange of securities effected pursuant to Section 3(a)(9) of the U.S. Securities Act and Section 2.10 of National Instrument 45-102 – Resale of Securities, as determined as follows:

X = Y [(A-B)/A]

where:

“X” equals the number of Pre-Funded Warrant Shares to be issued to the Holder;

“Y” equals the total number of Pre-Funded Warrant Shares with respect to which this Pre-Funded Warrant is then being exercised;

“A” equals the Closing Sale Price of the Common Shares (as reported by Bloomberg Financial Markets) as of the Trading Day on the date immediately preceding the Exercise Date; and

“B” equals the Exercise Price then in effect for the applicable Pre-Funded Warrant Shares at the time of such exercise.

For purposes of Rule 144 promulgated under the U.S. Securities Act, it is intended, understood and acknowledged that the Pre-Funded Warrant Shares issued in a “cashless exercise” transaction shall be deemed to have been acquired by the Holder, and the holding period for the Pre-Funded Warrant Shares shall be deemed to have commenced, on the Original Issue Date (provided that the Commission continues to take the position that such treatment is proper at the time of such exercise). In the event that a registration statement registering the issuance of Pre-Funded Warrant Shares is, for any reason, not effective at the time of exercise of this Pre-Funded Warrant, then the Pre-Funded Warrant may only be exercised through a cashless exercise, as set forth in this Section 10. If the Pre-Funded Warrant Shares are issued in such a cashless exercise, the Company acknowledges and agrees that, in accordance with Section 3(a)(9) of the U.S. Securities Act, the Pre-Funded Warrant Shares issued in such exercise shall take on the registered characteristics of the Pre-Funded Warrants being exercised and may be tacked on to the holding period of the Pre-Funded Warrants being exercised. Except as set forth in Section 5(b) (Buy-In Remedy) and Section 12 (payment of cash in lieu of fractional shares), in no event will the exercise of this Pre-Funded Warrant be settled in cash.

11. Limitations on Exercise.

(a) Notwithstanding anything to the contrary contained herein, the Company shall not effect the exercise of any portion of this Pre-Funded Warrant, and the Holder of the Pre-Funded Warrant shall not have the right to exercise any portion of the Pre-Funded Warrant, and any such exercise shall be null and void ab initio and treated as if the exercise had not been made, to the extent that immediately prior to or following such exercise, the Holder, together with the Attribution Parties, beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder or in accordance with National Instrument 62-104 — Take Over Bids and Issuer Bids, in excess of [4.99 / 9.99%] (the “Maximum Percentage”) of the Common Shares that would be issued and outstanding following such exercise. For purposes of calculating beneficial ownership for determining whether the Maximum Percentage is or will be exceeded, the aggregate number of Common Shares held and/or beneficially owned by the Holder together with the Attribution Parties, shall include the number of Common Shares held and/or beneficially owned by the Holder together with the Attribution Parties plus the number of Pre-Funded Warrant Shares issuable upon exercise of the relevant Pre-Funded Warrant with respect to which the determination is being made but shall exclude the number of Pre-Funded Warrant Shares which would be issuable upon (i) exercise of the remaining, unexercised Pre-Funded Warrant held and/or beneficially owned by the Holder or the Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company held and/or beneficially owned by such Holder or any Attribution Party (including, without limitation, any convertible notes, convertible shares or warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this Section 11(a), beneficial ownership of the Holder or the Attribution Parties shall, except as set forth in the immediately preceding sentence, be calculated and determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder and in accordance with National Instrument 62-104 — Take Over Bids and Issuer Bids. For purposes of the Pre-Funded Warrant, in determining the number of outstanding Common Shares, a Holder of the Pre-Funded Warrant may rely on the number of outstanding Common Shares as reflected in (1) the Company’s most recent annual information form, interim or annual management’s discussion and analysis, material change report, Form 10-K, Form 40-F, Form 20-F, Form 10-Q, Current Report on Form 8-K, Report on Form 6-K or other public filing with the Commission or the Canadian securities regulators, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Company’s transfer agent setting forth the number of Common Shares outstanding (such issued and outstanding shares, the “Reported Outstanding Share Number”). For any reason at any time, upon the written or oral request of the Holder, the Company shall within one business day confirm orally and in writing or by electronic mail to the Holder the number of Common Shares then outstanding. The Holder shall disclose to the Company the number of Common Shares that it, together with the Attribution Parties holds and/or beneficially owns and has the right to acquire through the exercise of derivative securities and any limitations on exercise or conversion analogous to the limitation contained herein contemporaneously or immediately prior to submitting an Exercise Notice for the relevant Pre-Funded Warrant. If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding Common Shares is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of Common Shares then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s, together with the Attribution Parties’, beneficial ownership, as determined pursuant to this Section 11(a), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Pre-Funded Warrant Shares to be purchased pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Pre-Funded Warrant, by the Holder and the Attribution Parties since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Pre-Funded Warrant Shares to the Holder upon exercise of this Pre-Funded Warrant results in the Holder, together with the Attribution Parties, being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Common Shares (as determined under Section 13(d) of the Exchange Act or under National Instrument 62-104 — Take Over Bids and Issuer Bids), the number of shares so issued by which the Holder’s, together with the Attribution Parties’, aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder and/or the Attribution Parties shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. By written notice to the Company, a Holder of the Pre-Funded Warrant may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 19.99% specified in such notice; provided that (i) any increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and shall not negatively affect any partial exercise effected prior to such change and (ii) the Maximum Percentage shall in no event exceed 9.99% unless, to the extent the Common Shares are then listed and posted for trading on a Recognized Exchange, the Holder has first provided, if required by the Recognized Exchange, as applicable, Personal Information Forms(s) in the form prescribed by the Recognized Exchange, as applicable, and such Personal Information Form(s) have been approved by the Recognized Exchange, as applicable. Upon either the Company or the Holder receiving notice of approval of the Personal Information Form(s) from the Recognized Exchange, such party shall promptly provide a copy of such approval to the other party.

(b) This Section 11 shall not restrict the number of Common Shares which a Holder or the Attribution Parties may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder or the Attribution Parties may receive in the event of a Fundamental Transaction as contemplated in Section 9(d) of this Pre-Funded Warrant. For purposes of clarity, the Pre-Funded Warrant Shares issuable pursuant to the terms of this Pre-Funded Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder or the Attribution Parties for any purpose including for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder or Section 16 of the Exchange Act and the rules promulgated thereunder, including Rule 16a-1(a)(1) promulgated thereunder or under National Instrument 62-104 — Take Over Bids and Issuer Bids. No prior inability to exercise this Pre-Funded Warrant pursuant to this Section 11 shall have any effect on the applicability of the provisions of this Section 11 with respect to any subsequent determination of exercisability. The provisions of this Section 11 shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 11 to the extent necessary to correct this Section 11 or any portion of this Section 11 which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 11 or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this Section 11 may not be waived and shall apply to a successor holder of this Pre-Funded Warrant.

12. No Fractional Shares. No fractional Pre-Funded Warrant Shares will be issued in connection with any exercise of this Pre-Funded Warrant. In lieu of any fractional shares that would otherwise be issuable, the number of Pre-Funded Warrant Shares to be issued shall be rounded down to the next whole number and the Company shall pay the Holder in cash the fair market value (based on the Closing Sale Price) for any such fractional shares.

13. Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via confirmed e-mail at the e-mail address specified in the books and records of the Transfer Agent prior to 5:30 P.M., New York City time, on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via confirmed e-mail at the e-mail address specified in the books and records of the Transfer Agent on a day that is not a Trading Day or later than 5:30 P.M., New York City time, on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service specifying next business day delivery, or (iv) upon actual receipt by the Person to whom such notice is required to be given, if by hand delivery. A copy of all notices or other communications or deliveries to the Company hereunder (which copy shall not constitute notice) shall concurrently be sent via email to Mintz LLP, attention: Cheryl Reicin, email: creicin@mintz.com.

14. Pre-Funded Warrant Agent. The Company shall initially serve as warrant agent under this Pre-Funded Warrant. Upon thirty (30) days’ notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Pre-Funded Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Pre-Funded Warrant Register.

15. Miscellaneous.

(a) No Rights as a Shareholder. Except as otherwise set forth in this Pre-Funded Warrant, the Holder, solely in such Person’s capacity as a holder of this Pre-Funded Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Pre-Funded Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Pre-Funded Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Pre-Funded Warrant Shares which such Person is then entitled to receive upon the due exercise of this Pre-Funded Warrant. In addition, nothing contained in this Pre-Funded Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Pre-Funded Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

(b) Further Assurances. (i) Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate or articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Pre-Funded Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder as set forth in this Pre-Funded Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Pre-Funded Warrant Shares upon the exercise of this Pre-Funded Warrant, and (ii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Pre-Funded Warrant.

(ii) Before taking any action which would result in an adjustment in the number of Pre-Funded Warrant Shares for which this Pre-Funded Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(c) Successors and Assigns. Subject to compliance with applicable securities laws, this Pre-Funded Warrant may be assigned by the Holder. This Pre-Funded Warrant may not be assigned by the Company without the written consent of the Holder, except to a successor in the event of a Fundamental Transaction. This Pre-Funded Warrant shall be binding on and inure to the benefit of the Company and the Holder and their respective successors and assigns. Subject to the preceding sentence, nothing in this Pre-Funded Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Pre-Funded Warrant.

(d) Amendment and Waiver. This Pre-Funded Warrant may be amended only in writing signed by the Company and the Holder, or their successors and assigns. Except as otherwise provided herein, the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

(e) Acceptance. Receipt of this Pre-Funded Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

(f) Governing Law; Jurisdiction. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS PRE-FUNDED WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PERSON AT THE ADDRESS IN EFFECT FOR NOTICES TO IT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(g) Headings. The headings herein are for convenience only, do not constitute a part of this Pre-Funded Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(h) Severability. If any part or provision of this Pre-Funded Warrant is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Pre-Funded Warrant shall remain binding upon the parties hereto.

(i) Electronic signatures and counterparts. This Pre-Funded Warrant may be executed (either manually or by electronic signature) in one or more counterparts, each of which may be delivered by facsimile, by e-mail in PDF, or other legally permissible electronic format, and each of which will be deemed to be an original, and all of which together will be deemed to be one and the same document.

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IN WITNESS WHEREOF, the Company has caused this Pre-Funded Warrant to be duly executed by its authorized officer as of the date first indicated above.

SATELLOS BIOSCIENCE INC.

By:
Name:	Frank Gleeson
Title:	Chief Executive Officer